[WASTE MANAGEMENT LETTERHEAD]

August 18, 2016

Via FedEx and EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 18, 2016

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Filed July 27, 2016

File No. 1-12154

Dear Mr. O’Brien:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) issued July 29, 2016 relating to the above-referenced filings (the “Form 10-K” and “Form 10-Q”) of Waste Management, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter. For your convenience, our responses are prefaced by the text of the corresponding comment.

Form 10-K for the Year Ended December 31, 2015

Critical Accounting Estimates and Assumptions, page 36

Goodwill, page 39

1.	Please tell us whether you have any reporting units with material goodwill at risk of failing step one of your goodwill impairment test, including goodwill included in your “other” reportable segment. For each such reporting unit, please provide the following disclosure:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to reporting unit;

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery in a particular business from a downturn within a defined period of time); and

•	Description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company’s goodwill impairment test completed prior to the filing of the Form 10-K confirmed that the Company does not have any reporting units with material goodwill at risk of failing step one of such test.

As of the October 1, 2015 impairment test, the Company had $5,781 million of goodwill related to the 17 Areas that make up our Solid Waste reportable segment. In each of these 17 Areas, the fair values of the reporting units exceeded such unit’s equity carrying value by more than 30%.

Goodwill included in the Company’s “other” reportable segment as of October 1, 2015 was $105 million, or less than 2% of total goodwill. The fair value of equity for each reporting unit included in this segment exceeded the carrying value of equity by more than 20%, except for one reporting unit with an immaterial amount of goodwill, in which case fair value exceeded equity carrying value by 9%. No reporting unit in any reportable segment failed step one as a result of the completion of our October 1, 2015 impairment test.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Notes to the Condensed Consolidated Financial Statements, page 6

2.	Please provide the required disclosures for cost-method investments pursuant to ASC 325-20-50-1.

Response:

We have not provided these disclosures in our Form 10-Q because the Company does not have material cost-method investments. We address the Company’s cost-method investments in our Form 10-K, disclosing that the Company’s cost-method investments as of December 31, 2015 totaled $174 million. As of June 30, 2016, this amount was further reduced to $139 million, primarily as a result of two impairments disclosed in the Form 10-Q. As a result, the Company believes that any added disclosure related to cost-method investments under ASC 325-20-50-1 would not provide investors with meaningful additional disclosure and respectfully proposes to continue its current practice with respect to cost-method investment disclosures.

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

Controls and Procedures, page 48

3.	We note your disclosure on page 23 that you identified and corrected an error in your condensed consolidating financial information. Please tell us whether you considered this matter in determining the effectiveness of your disclosure controls and procedures.

Response:

We confirm that we did consider this matter and concluded that it did not affect our current and previous conclusions regarding the effectiveness of the Company’s disclosure controls and procedures. As disclosed in the Form 10-Q, “In conjunction with the preparation of our June 30, 2016 Condensed Consolidating Balance Sheet, we identified and corrected the presentation of $126 million of tax-exempt bonds previously reported in Non-Guarantor Subsidiaries’ rather than WM’s “Long-term debt, less current portion,” which had corresponding impacts on “Investments in and advances to affiliates” and “Due to affiliates.” This immaterial correction has been reflected in our June 30, 2016 Condensed Consolidating Financial Statements.”

During the fourth quarter of 2015, the Company refinanced certain tax-exempt bonds that had been issued by various non-guarantor subsidiaries and that had been correctly classified as such for disclosure purposes. In connection with the refinancing, this non-guarantor subsidiary debt was repaid and new tax-exempt bonds were issued by the parent, Waste Management, Inc. The Company’s previous financial reporting of these debt transactions incorrectly reflected that the refinancing was achieved with new non-guarantor subsidiary indebtedness and, therefore, that there was no change in the classification of outstanding indebtedness.

While this immaterial debt misclassification was not detected sooner, it was identified through the execution of the Company’s existing controls in the second quarter of 2016. We evaluated the error both quantitatively and qualitatively and concluded it to be immaterial. We further concluded that the controls, as designed and as in effect at such time, appropriately mitigated the risk of a material misstatement through additional monitoring performed for the Company’s material debt transactions. We evaluated the classification of all Company debt, including the immaterial tax-exempt bonds, and identified only the misclassification disclosed in the Form 10-Q.

To strengthen our controls and reduce the possibility of a similar issue in the future, an appropriate process change has been implemented by the Company. As a result, in connection with all future debt issuances and refinancings, the Company’s Corporate Accounting function is now required to validate its debt classification selection with official source documentation, such as an offering statement or prospectus supplement.

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 394-2360.

Sincerely,

/s/ Don P. Carpenter

Mr. Don P. Carpenter

Vice President & Chief Accounting Officer

cc:	Ms. Tracey McKoy, United States Securities and Exchange Commission
Mr. David Korvin, United States Securities and Exchange Commission
Ms. Pamela Long, United States Securities and Exchange Commission

Waste Management, Inc.:

Mr. Patrick W. Gross, Chairman – Audit Committee

Mr. W. Robert Reum, Chairman of the Board

Mr. David P. Steiner, Chief Executive Officer

Mr. James C. Fish, Jr., President & Chief Financial Officer

Mr. Barry H. Caldwell, Senior Vice President, Corporate Affairs & Chief Legal Officer

Mr. Darren Shade, Vice President – Accounting